(Excerpt Translation)


                                                                  April 20, 2005
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in March 2005 (the "Current Month").


1.  Summary

    Number  of  listed  shares  as of the end of the
    preceding month                                         3,609,997,492 shares

    Total number of shares changed during the
    Current Month                                                       0 shares

    (out of  which, as a result of exercise of warrants to
    subscribe for shares)                                             (0 shares)

    (out of which, as a result of exercise of stock
    acquisition rights)                                               (0 shares)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end of the
    Current Month                                           3,609,997,492 shares

2. Warrants to subscribe for shares exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted to the
    outstanding warrants as at the end of the
    preceding month                                              JPY 600,000,000

    Aggregate face value of the bonds originally allotted
    to the warrants exercised during the Current Month                     JPY 0

    Aggregate face value of the bonds as
    allotted to the outstanding warrants at the end of the
    Current Month                                               JPY 600,000,000



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(Details of shares delivered (issued or transferred) upon exercise of warrants to subscribe for shares)

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury
    shares)                                                           (0 shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred
    from treasury shares)                                                (JPY 0)

3. Stock acquisition rights exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during the
    Current Month                                                  35,000 shares

   (out of which, number of newly issued shares)                      (0 shares)

   (out of which, number of shares transferred
   from treasury  shares)                                        (35,000 shares)

(2) Exercise price

    Aggregate exercise price during the
    Current Month                                                JPY 103,530,000

   (out of which, aggregate amount of newly
   issued shares)                                                        (JPY 0)

   (out of which, aggregate amount of shares
   transferred from treasury shares)                           (JPY 103,530,000)